UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 000-27974

CIMATRON LIMITED
(Translation of registrant's name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On November 29, 2011, Cimatron Limited ("Cimatron" or the "Company") announced that its Board of Directors (the "Board") has approved, subject to Israeli court approval, the Company's distribution of up to $10 million to its shareholders.  Assuming that court approval is obtained, the distribution may be made over the course of the twelve month period following such approval, subject to subsequent Board approval of the payment of particular amounts.

A press release describing the potential distribution and the court approval process is attached to this Report on Form 6-K as Exhibit 1 hereto, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Date: November 29, 2011	By:	/s/ Ilan Erez
	Name:	Ilan Erez
	Title:	Chief Financial Officer